                                                Filed by Transpro, Inc. pursuant
                                                to Rule 425 under the Securities
                                                Exchange Act of 1933, as
                                                amended, and deemed filed under
                                                Rule 14a-12 of the Securities
                                                Exchange Act of 1934, as amended

                                                Subject Company: Modine
                                                Aftermarket Holdings, Inc., a
                                                wholly owned subsidiary of
                                                Modine Manufacturing Company
                                                Commission File No.: 1-13894

Transpro issued the following press release on May 12, 2005.

                                 [TRANSPRO LOGO]

                                    FOR: TRANSPRO, INC.

                                    Contact:
                                    Richard A. Wisot
                                    Chief Financial Officer
                                    (203) 859-3552

FOR IMMEDIATE RELEASE
---------------------

                                    Financial Dynamics
                                    Investors: Christine Mohrmann,
                                    Eric Boyriven, Alexandra Tramont
                                    (212) 850-5600

                TRANSPRO, INC. REPORTS FIRST QUARTER 2005 RESULTS
        - AFTER GAIN ON HEAVY DUTY OEM SALE, NET INCOME IS $2.5 MILLION,
                              OR $0.35 PER SHARE -

NEW HAVEN, CONNECTICUT, May 12, 2005 - Transpro, Inc. (AMEX: TPR) today announced results for the first quarter ended March 31, 2005.

Charles E. Johnson, President and CEO, stated, "The first quarter of 2005 began a transitional year for Transpro. During the quarter, we continued to make progress towards the successful completion of our merger with the aftermarket business of Modine Manufacturing Company (NYSE: MOD), a transaction that will transform Transpro and position us well for future growth. As this period is traditionally the softest selling period of our year, we reported an operating loss due to seasonal factors, lower sales and higher administrative costs related to increased health care costs and added resources to support critical initiatives during the period. However, with the $3.9 million after-tax gain from the sale of our Heavy Duty Original Equipment Heat Exchanger Business to
Modine, net income was $2.5 million for the first quarter."

Mr. Johnson continued, "In terms of operating performance, our business is faced with a number of significant near-term challenges. These include macro issues, such as lower consumer confidence levels, rising fuel costs, higher interest rates and prolonged mild weather patterns, and market-specific issues, including competitive pricing pressure, increases in raw material costs and the ongoing shift in seasonal purchasing patterns within our customer base. We saw these effects in the first quarter of 2005 as sales levels in the Automotive and Light
Truck Group declined by 4.0%, despite the addition of several new customer and product programs. While this was offset somewhat by a 7.4% increase in sales in our Heavy Duty Aftermarket segment, as our new product introductions gained traction in a growing industrial market, the overall impact was a reduction in net sales of 2.3% for the quarter.

                                    - MORE -

TRANSPRO, INC. REPORTS FIRST QUARTER 2005 RESULTS                         PAGE 2

Given the challenges we faced, we are encouraged that product infrastructure cost reduction initiatives and other actions the Company has undertaken allowed us to achieve an increase in gross margin over last year's first quarter to
18.6% of sales."

As previously announced, the Company completed the sale of its Heavy Duty OEM business on March 1, 2005. Consequently, the results of operations for its Heavy
Duty OEM business are reported as a "discontinued operation," and the statements of operations and related financial statement disclosures for all prior periods have been restated to present the Heavy Duty OEM business as a discontinued
operation. The discussions and analyses below are of continuing operations, unless otherwise noted.

Net sales in the first quarter of 2005 were $48.3 million, compared to $49.4 million in the first quarter of 2004, reflecting the factors discussed above.

Sales in Transpro's Automotive and Light Truck Group were $40.4 million in the first quarter of 2005, compared to $42.1 million in the same period a year ago, a decrease of 4.0%. Sales within the Automotive and Light Truck Group reflect decreased sales of both heat exchange and temperature control products, again due to the factors described above.

For the 2005 first quarter, sales in the Company's Heavy Duty Group were $7.9 million, versus $7.4 million in the 2004 first quarter, an increase of 7.4%.
Sales of Heavy Duty Aftermarket products improved due to increased market penetration of new product programs, the Company's ability to pass along to customers a portion of commodity cost increases and continuing strength in the market segments served by this business.

Consolidated gross margin for the first quarter of 2005 was $9.0 million, or
18.6% of sales, versus a consolidated gross margin of $8.8 million, or 17.8% of sales, in the same period in 2004. The improvement in consolidated gross margin reflects the benefits of cost reduction actions and pricing actions initiated in our Heavy Duty Group. These factors were somewhat offset by competitive pricing pressure within the Automotive and Light Truck Group, as well as rising commodity costs, which impacted all business segments.

Selling, general and administrative expenses totaled $10.6 million, or 21.9% of net sales, in the 2005 first quarter, compared to $9.4 million, or 19.1% of net sales, in the same period in 2004. The increase is mainly attributable to the implementation of Sarbanes-Oxley compliance measures, higher employee health care costs in the period, most of which are not expected to be ongoing, and new hires and other costs associated with planning for the pending Modine aftermarket merger. In this regard, the Company is investing now so that it can accelerate the implementation of synergy programs. The Company also experienced rising freight costs attributable to higher fuel prices.

The Company had an operating loss from continuing operations for the first quarter of 2005 of $1.9 million, versus an operating loss from continuing operations of $0.6 million in the first quarter of 2004, primarily reflecting the increase in selling, general and administrative expenses discussed above.
The

                                    - MORE -

TRANSPRO, INC. REPORTS FIRST QUARTER 2005 RESULTS                         PAGE 3

results for the first quarter of 2005 also included $0.3 million in restructuring charges due to the relocation of inventory from Memphis, Tennessee to Southaven, Mississippi, associated with the previously announced opening of the Company's new distribution facility at that site. In conjunction with the relocation, the Company expects to incur approximately $0.4 million to $0.5 million in total one-time restructuring charges in the first half of 2005, while it anticipates generating annual savings substantially in excess of these one-time charges after the relocation is completed.

The Company reported a loss from continuing operations of $2.3 million, or $0.32 per basic and diluted share, in the first quarter of 2005, compared to a loss from continuing operations of $1.4 million or $0.19 per basic and diluted share in the first quarter of 2004.

Including income from discontinued operation of $0.8 million, or $0.12 per basic and diluted share, and an after-tax gain on the sale of the Heavy Duty OEM business of $3.9 million, or $0.55 per basic and diluted share, net income for the first quarter of 2005 was $2.5 million, or $0.35 per basic and diluted share. In the first quarter of 2004, including income from discontinued
operation of $0.7 million, or $0.10 per basic and diluted share, the Company reported a net loss of $0.6 million or $0.09 per basic and diluted share.

Inventory levels of continuing operations at March 31, 2005 were $77.9 million compared to $71.2 million at December 31, 2004 and $70.0 million at March 31,
2004. The increase in inventories reflects the soft marketplace demand experienced in the first quarter. The Company is currently taking actions to better align inventories with current market conditions.

On May 2, 2005, Transpro filed a Form S-4 registration statement with the
Securities and Exchange Commission containing the preliminary proxy statement/prospectus for the merger with Modine's aftermarket business. The parties intend to close the merger late in the second quarter or early in the third quarter of calendar 2005, subject to customary conditions, including the approval of Transpro's shareholders.

Mr. Johnson stated, "Despite market challenges and the typical seasonal demand weakness, we achieved significant progress toward executing our business strategy and merger plans. In addition to the completed sale of our Heavy Duty
OEM business, we continued to initiate internal measures to improve our efficiency and lower our overall production costs, including the opening of a state-of-the-art distribution facility in Southaven, Mississippi and the consolidation of our aluminum heater production within our operations in Nuevo
Laredo, Mexico. We also further expanded our Temperature Control Unit business in the quarter by adding a new, large customer."

Mr. Johnson continued, "As indicated above and in our year-end comments, going forward in 2005 we will face stiff challenges. However, while we have seen a change in the buying patterns among our customers in the Automotive and Light
Truck Group, we may begin to see improved demand levels from this customer base as we move into the typically strong selling months for these products and

                                    - MORE -

TRANSPRO, INC. REPORTS FIRST QUARTER 2005 RESULTS                        PAGE 4

their inventory levels on some products remain lower than normal. Within our
Heavy Duty Aftermarket Group, we will continue to leverage the solid rebound in demand we have seen, as we build on our overall product offering in this market.
We began to see these effects in March as improved demand allowed us to return to total Company operating profitability."

Mr. Johnson concluded, "The real story of the Company's future is the improvements we expect to reap from the upcoming merger, both in terms of balance sheet strength and ongoing operating improvements. While it is clear that the current marketplace dynamics will affect our near-term operating prospects, we expect that the gain on the sale of our Heavy Duty OEM business and the expected favorable impact of the negative goodwill related to the merger will allow us to report net income in 2005. As we move into the second quarter, we remain focused on our merger plans and executing a strategy that we expect will bring improved operating results and competitive positioning for 2006 and over the longer term."

TRANSPRO, INC. is a leading manufacturer and distributor of aftermarket heat transfer and temperature control products for automotive and heavy-duty applications.

Transpro, Inc.'s Strategic Corporate Values are:
o  Being An Exemplary Corporate Citizen
o  Employing Exceptional People
o  Dedication To World-Class Quality Standards
o  Market Leadership Through Superior Customer Service
o  Commitment to Exceptional Financial Performance

FORWARD-LOOKING STATEMENTS
--------------------------

Statements included in this news release, which are not historical in nature, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements relating to the future financial performance of the Company are subject to business conditions and growth in the general economy and automotive and truck business, the impact of competitive products and pricing, changes in customer product mix, failure to obtain new customers or retain old customers or changes in the financial stability of customers, changes in the cost of raw materials, components or finished products and changes in interest rates. Such statements are based upon the current beliefs and expectations of Transpro's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used in this press release the terms "anticipate," "believe," "estimate," "expect," "may," "objective," "plan,"
"possible," "potential," "project," "will" and similar expressions identify forward-looking statements.

                                    - MORE -

TRANSPRO, INC. REPORTS FIRST QUARTER 2005 RESULTS                        PAGE 5

In addition, there can be no assurance that the transaction with Modine will be completed, or as to its ultimate timing and terms. The following factors relating to the transaction, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the possibility that the companies may be unable to obtain required corporate and regulatory approvals or to satisfy other conditions for the transaction; (2) the risk that the businesses will not be integrated successfully; (3) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer to realize than expected; (4) disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; (5) the transaction may involve unexpected costs; (6) increased competition and its effect on pricing, spending, third-party relationships and revenues; (7) the risk of new and changing regulation in the U.S. and internationally; (8) the possibility that Transpro's businesses may suffer as a result of the transaction; and (9) other uncertainties and risks beyond the control of Transpro. Additional factors that could cause Transpro's results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 10-K of Transpro, in the Quarterly Reports on
Forms 10-Q of Transpro, and Transpro's other filings with the SEC. The forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update any forward-looking statements, whether as a result of future events, new information or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION WITH MODINE AND WHERE TO FIND IT

In connection with the transaction, a registration statement on Form S-4 that contains a preliminary proxy statement/prospectus-information statement regarding the proposed transaction was filed by Transpro with the SEC on May 2,
2005. Stockholders are urged to read the proxy statement/prospectus-information statement and any other relevant documents filed with the SEC because they will contain important information about Modine, Transpro and the transaction. The final proxy statement/prospectus-information statement will be mailed to stockholders of Transpro and Modine. Stockholders will be able to obtain a free copy of the proxy statement/prospectus-information statement, as well as other filings containing information about Modine and Transpro, without charge, at the
SEC's Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.modine.com and www.transpro.com.

Modine, Transpro, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies in respect of the transaction. Information regarding Modine's directors and executive officers is available in its proxy statement filed with the SEC by Modine on June 14, 2004.
Information regarding Transpro's directors and executive officers, as well as the interests of participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings and otherwise, is available in the proxy statement/prospectus-information statement that is a part of the registration statement on Form S-4 filed by Transpro with the SEC on May
2, 2005.

                                - TABLES FOLLOW -

                                 TRANSPRO, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                                                           THREE MONTHS
                                                                                          ENDED MARCH 31,
                                                                                ------------------------------------
                                                                                     2005                2004
                                                                                ----------------    ----------------
                                                                                            (unaudited)

Net sales                                                                               $48,308             $49,436
Cost of sales                                                                            39,341              40,619
                                                                                ----------------    ----------------
Gross margin                                                                              8,967               8,817
Selling, general and administrative expenses                                             10,575               9,424
Restructuring and other special charges                                                     262                   --
                                                                                ----------------    ----------------
Operating loss from continuing operations                                                (1,870)               (607)
Interest expense                                                                          1,457                 839
                                                                                ----------------    ----------------
Loss from continuing operations before taxes                                             (3,327)             (1,446)
Income tax benefit                                                                       (1,055)                (62)
                                                                                ----------------    ----------------
Loss from continuing operations                                                          (2,272)             (1,384)
Income from discontinued operation, net of tax                                              848                 741
Gain on sale of discontinued operation, net of tax                                        3,899                   --
                                                                                ----------------    ----------------
Net income (loss)                                                                        $2,475              $ (643)
                                                                                ================    ================

Shares outstanding:
      Basic                                                                               7,107               7,106
      Diluted                                                                             7,107               7,106

Basic income (loss) per share:
      Continuing operations                                                             $ (0.32)              (0.19)
      Discontinued operation                                                               0.12                0.10
      Gain on sale of discontinued operation                                               0.55                   --
                                                                                ----------------    ----------------
      Net income (loss)                                                                  $ 0.35             $ (0.09)
                                                                                ================    ================

Diluted income (loss) per share:
      Continuing operations                                                             $ (0.32)            $ (0.19)
      Discontinued operation                                                               0.12                0.10
      Gain on sale of discontinued operation                                               0.55                   --
                                                                                ----------------    ----------------
      Net income (loss)                                                                  $ 0.35             $ (0.09)
                                                                                ================    ================

Note: Prior year amounts have been reclassified to reflect the Heavy Duty OEM business as a discontinued operation.

                                  Table 1 of 3

                                 TRANSPRO, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                  MARCH 31, 2005                    DECEMBER 31, 2004
                                                             -------------------------          --------------------------
                                                                   (unaudited)

  Accounts receivable, net                                                   $ 38,066                            $ 34,429
  Inventories, net                                                             77,936                              71,211
  Other current assets                                                          2,885                               4,495
  Discontinued operation current assets                                            --                              11,403
  Net property, plant and equipment                                            18,718                              16,135
  Other assets                                                                  6,003                               5,621
  Discontinued operation non-current assets                                        --                               6,565
                                                             -------------------------          --------------------------
  Total assets                                                               $143,608                            $149,859
                                                             =========================          ==========================

  Accounts payable                                                            $33,612                             $26,647
  Accrued liabilities                                                          16,212                              17,453
  Discontinued operation current liabilities                                       --                               8,176
  Total debt                                                                   37,943                              44,024
  Other long-term liabilities                                                   6,536                               6,724
  Stockholders' equity                                                         49,305                              46,835
                                                             -------------------------          --------------------------
  Total liabilities and stockholders' equity                                 $143,608                            $149,859
                                                             =========================          ==========================

Note: December 31, 2004 amounts reflect reclassification of the Heavy Duty OEM business as a discontinued operation.

                                  Table 2 of 3

                                 TRANSPRO, INC.
                            SUPPLEMENTAL INFORMATION
                                 (IN THOUSANDS)

                                                                                           THREE MONTHS
                                                                                          ENDED MARCH 31,
                                                                                ------------------------------------
                                                                                     2005                2004
                                                                                ----------------    ----------------
                                                                                            (unaudited)

SEGMENT DATA
------------
Net sales:
Automotive and light truck                                                              $40,404             $42,079
Heavy duty                                                                                7,904               7,357
                                                                                ----------------    ----------------
   Total net sales                                                                      $48,308             $49,436
                                                                                ================    ================

Operating income (loss) from continuing operations:

Automotive and light truck                                                                $ 978              $1,817
Restructuring and other special charges                                                    (262)                 --
                                                                                ----------------    ----------------
   Automotive and light truck total                                                         716               1,817
                                                                                ----------------    ----------------
Heavy duty                                                                                 (258)               (777)
Restructuring and other special charges                                                      --                  --
                                                                                ----------------    ----------------
   Heavy duty total                                                                        (258)               (777)
                                                                                ----------------    ----------------
Corporate expenses                                                                       (2,328)             (1,647)
                                                                                ----------------    ----------------
   Total operating (loss) from continuing operations                                   $ (1,870)             $ (607)
                                                                                ================    ================

CAPITAL EXPENDITURES, NET                                                               $ 2,535               $ 718
-------------------------                                                       ================    ================

Note: Prior year amounts have been reclassified to reflect the Heavy Duty OEM business as a discontinued operation.

                                  Table 3 of 3

                                       END